UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Hanover Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

410710206

(CUSIP Number)

May 11, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*       The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons: Castle Creek Capital Partners VIII, LP
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 700,750

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 700,750

	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 700,750

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 9.9% (1)

12.	Type of Reporting Person (See Instructions): PN (Limited Partnership)

(1)	Based on the Prospectus filed by Hanover Bancorp, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2022, there were 7,104,569 outstanding shares of the Company’s Common Stock, par value $0.01 per share (the “Common Stock”) following the Company’s initial public offering. The number of outstanding shares of Common Stock excludes up to 191,250 shares that may be purchased by the underwriters pursuant to a 30-day overallotment option in connection with such initial public offering.

1.	Name of Reporting Persons: Castle Creek Capital VIII LLC
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 700,750

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 700,750

	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 700,750

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 9.9% (1)

12.	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

(2)	Based on the Prospectus filed by the Company with the SEC, there were 7,104,569 outstanding shares of the Company’s Common Stock following the Company’s initial public offering. The number of outstanding shares of Common Stock excludes up to 191,250 shares that may be purchased by the underwriters pursuant to a 30-day overallotment option in connection with such initial public offering.

Item 1.	(a).	Name of Issuer: Hanover Bancorp, Inc.
	(b).	Address of Issuer’s Principal Executive Offices: 80 East Jericho Turnpike Mineola, New York 11501

	Item 2(a).	Name of Person Filing: (i) Castle Creek Capital Partners VIII, LP (ii) Castle Creek Capital VIII LLC
Item 2(b).

Address of Principal Business Office:

(i)             Castle Creek Capital Partners VIII, LP

11682 El Camino Real, Suite 320

San Diego, CA 92130

(ii)            Castle Creek Capital VIII LLC

11682 El Camino Real, Suite 320

San Diego, CA 92130

	Item 2(c).	Citizenship: (iii) Castle Creek Capital Partners VIII, LP: Delaware (iv) Castle Creek Capital VIII LLC: Delaware

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01

Item 2(e).	CUSIP Number: 410710206

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: 700,750

(b)

Percent of class:

9.9% (1)

(1) Based on the Prospectus filed by the Company with the SEC, there were 7,104,569 outstanding shares of the Company’s Common Stock following the Company’s initial public offering. The number of outstanding shares of Common Stock excludes up to 191,250 shares that may be purchased by the underwriters pursuant to a 30-day overallotment option in connection with such initial public offering.

(c)	Number of shares as to which each Reporting Person has:
	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 700,750
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 700,750

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2022

CASTLE CREEK CAPITAL PARTNERS VIII, LP

By:	/s/ John Pietrzak
Name:	John Pietrzak
Title:	Managing Principal
CASTLE CREEK CAPITAL VIII LLC

By:	/s/ John Pietrzak
Name:	John Pietrzak
Title:	Managing Principal

EXHIBIT LIST

Exhibit 99.1	Joint Filing Agreement, dated as of May 20, 2022, by and between Castle Creek Capital Partners VIII, LP and Castle Creek Capital VIII LLC.